Exhibit 4.13

AMENDMENT TO OPTIONS

This Amendment to Options is dated as of December 6, 2022, by and between [Tom J. Berman OR Ronald J. Berman] (“Holder”) and Nano Magic Inc. (the “Company”).

1.	The Company has issued to Holder [identify options]

2.	In further consideration for Holder’s service to the company, the Company, acting by its Board of Directors, has determined that, in the event of Holder’s death or disability, the power of his legal representative to exercise vested rights to purchase stock under the Options should not be time limited.

3.	Accordingly. Section 6 of each of the Options is hereby amended to state:

6. Transfer. This Option and the rights granted to Holder are not transferable by the Holder and may not be transferred, in whole or in part, except that vested Tranches may be exercised by the legal representative of the Holder after his death or disability.

4.	Except as stated in this Amendment, the Options referenced in Section 1 remain in full force and effect in accordance with their terms.

In witness whereof, the Company and the Holder have executed this Amendment.

[Holder]

Nano Magic Inc.

By:
Leandro Vera, CFO